EXHIBIT 8.1


                           SIGNIFICANT SUBSIDIARIES


         The following is a list of all of Koor Industries Ltd.'s significant subsidiaries as of December 31, 2003, including the name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held.


                                              Country of        Percentage      Percentage of voting
                                            Incorporation      of ownership     power (if different
Name of Subsidiary                          or residence         interest         from ownership)
-------------------------------------       --------------     -----------      ---------------------


Koor Corporate Venture Capital                Israel             100.00%                  *
Elisra Electronic Systems Ltd.                Israel              70.00%                  *
Makhteshim-Agan Industries Ltd.               Israel              48.59%                  *
ECI Telecom Ltd.                              Israel              30.61%                  *
Telrad Networks Ltd.                          Israel             100.00%                  *
Sheraton Moriah (Israel) Hotels Ltd.          Israel              55.00%                  *
Knafaim Arkia Holdings Ltd.                   Israel              28.30%                  *
Koor Trade Ltd.                               Israel             100.00%                  *


*  Not applicable.
